September 16, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Jeffrey P. Riedler

Re:	Tengion, Inc.
Registration Statement on Form S-1
Filed July 26, 2013; amended on August 30, 2013
File No. 333-190196

Dear Mr. Riedler,

On behalf of Tengion, Inc., a Delaware corporation (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commision”) take appropriate action to make the Company’s Registration Statement on Form S-1 (File No. 333-190196) effective on September 18, 2013 at 4:00 p.m. (Eastern time) or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Lisa M. Kahle at (415) 315-6320.

Sincerely,

TENGION, INC.

/s/ A. Brian Davis

Name: A. Brian Davis
Title: Chief Financial Officer and
Senior Vice President, Finance